May 23, 2025

Donald Owens
President
HNO International, Inc.
41558 Eastman Drive, Suite B
Murrieta, CA 92562

       Re: HNO International, Inc.
           Offering Statement on Form 1-A
           Filed April 29, 2025
           File No. 024-12607
Dear Donald Owens:

       We have reviewed your offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A
Cover Page

1. Please provide the legend required by Rule 254(a) of Regulation A. Refer to Part
       II(a)(4) of Form 1-A.
2. Please revise the penultimate paragraph of the cover page to conform with the legend required by Part II(a)(5) of Form 1-A
Cautionary Statement Regarding Forward-Looking Statements, page 3

3. We note your statement that you undertake no obligation to update any forward-
       looking statements. This disclaimer does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update information to the extent required by law.
Risk Factors, page 5

4. We note the exclusive forum provision included in Section 9.2 of your Amended and
       Restated Bylaws. Please provide risk factor disclosure related to your forum selection
 May 23, 2025
Page 2

       provision and discuss the effects that your exclusive forum provision may have on potential investors including, but not limited to, increased costs to bringing a claim and that these provisions can discourage claims or limit investors ability to bring a claim in a judicial forum that they find favorable.
Dilution, page 11

5. It appears your Pro forma net tangible book value per share as of January 31, 2025 for the 100%, 75% and 50% presentations is not correct. In this regard, it appears that you may have disclosed the correct amount on the line item Increase in net tangible book value per share after giving effect to this offering for each presentation. Please revise or tell us how your pro forma amounts were determined.
Plan of Distribution, page 14

6. This section states that you reserve the right to engage FINRA-member broker-
       dealers. Please note that if the company enters into an agreement, after qualification, to retain a broker-dealer and the broker-dealer is acting as an underwriter then the company needs to file a post-qualification amendment to the offering statement identifying the broker-dealer and providing the required information on the plan of distribution. Also, you must file the agreement as an exhibit to the offering statement.
       Additionally, you should be aware that prior to any involvement of any broker-dealer in the offering, such broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from the NASD Corporate Finance
Department.
       Please revise the disclosure to indicate that the company will file a post-qualification amendment addressing the above information.
Plan of Distribution
Advertising, Sales and Other Promotional Materials, page 16

7. We note that you intend to use additional advertising, sales and other promotional materials in connection with this offering and that such materials are not to be
       considered part of this Offering Circular.    Please clarify if these
materials are the
       types of communications contemplated by Rule 255 and revise to clarify that such information will be filed with the Offering Circular pursuant to Part III, Item 17(13), or explain why no revision is necessary.
Business, page 18

8. We note you disclose on page 23 that as of the date of the Offering Circular, you had one full-time employee and no part-time employees. However, we also note you disclose that Mr. Owens is your President, Chief Executive Officer and Secretary and that Mr. Haririnia is your Treasurer. Please revise or advise.
9. We note that you had no revenue for the three-months ended January 31, 2025 and limited revenue for the fiscal year ended December 31, 2024. Please revise throughout to more clearly discuss the current stage of development of each of your principal products and services, including whether each is commercially available and
       current customers. If any products and services are in development, please disclose the anticipated timeline, material costs and steps that remain for commercial release.
       In that regard, we note you disclose that the first Hydrogen Farm located in Katy
 May 23, 2025
Page 3

       Texas is scheduled for full operation producing hydrogen in April 2025 and that you have taken delivery of the first 10 Hydrogen Carbon Cleaners for sale to customers in mid-March 2025.
Business
Our Products, page 19

10. We note your disclosure of expected expenditures and expected revenues over the next 15 - 20 months. Please tell us the consideration you gave to Item 10(b) of
       Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 24

11. Expand your Overview section to explain the nature of and quantify the impact of the
       Company   s efforts to streamline operations and reduce overhead costs, as disclosed
       under the heading Results of Operations. Explain how streamlining efforts fit into your growth strategy to expand your product offerings and target markets as disclosed under Corporate Growth Strategy at page 22.
Results of Operations, page 24

12. Revise the discussion of Operating Expenses to quantify the amounts and the underlying reasons for the changes between comparative periods. For example, the interim period discussion may describe why general and administrative expenses decreased by $161,900, the recognition of stock-compensation expense of $265,502, and the reason for the increase in depreciation and amortization expense. We refer you to the requirements of Instruction 1 and 2 to Item 9(a) of Form 1-A. Liquidity and Capital Resources, page 25

13. Expand your discussion of Liquidity and Capital Resources to disclose any material commitments for capital expenditures and disclose the general purpose of such commitments and the anticipated sources of funds to fulfill them, as required by Item
       9(b)(2) of Form 1-A.
Directors, Executive Officers, Promoters and Control Persons, page 28

14. Please revise your disclosure regarding the background of your executive officers and directors to describe their business experience, principal occupations and employment during the past five years, including the dates and duration of their employment. For example, we note you disclose in footnotes (2) and (3) to your executive compensation table that Mr. Owens served as your President, Chief
Executive Officer,
       Chief Financial Officer, Treasurer and Secretary from April 30, 2021 to December 1,
       2021.
Security Ownership of Certain Beneficial Owners and Management, page 29

15. Please revise the beneficial ownership table to reflect the total voting power of Donald
       Owens taking into account his shares of common stock and Series A Preferred Stock.
 May 23, 2025
Page 4
Certain Relationships and Related Party Transactions
Advances from Related Party, page 32

16. We note your disclosure regarding advances from certain related parties. Please advise whether the related-party advances are memorialized in any written
       agreement. If so, please file the related-party agreement as an exhibit. If there are no written agreements, disclose when the advances are due and the respective balances of each party as of the most recent practicable date.
Unaudited Financial Statements for the Three Months Ended January 31, 2025 and 2024
Condensed Balance Sheets as of January 31, 2025 and October 31, 2024, page F-1

17. On page 20, you disclose that you have taken delivery of 10 hydrogen carbon cleaners for sale to customers in mid-March 2025. Your disclosure indicates that these items are held for sale in the ordinary course of business. Please disclose if the hydrogen carbon cleaners have been accounted for as inventory under ASC 330. If not, please explain their present accounting treatment, including the accounting guidance that is applicable.
Condensed Statements of Operations, page F-2

18.    We note your presentation of stock-based compensation as a separate line item in the
       statements of operations on pages F-2 and F-20. The significant accounting policy on pages F-9 and F-26 states that the expense is included within the same income statement lines as cash compensation for consultants and employees who receive the awards. Please revise the statements of operations presentation and the footnote to comply with SAB Topic 14.F.
Note 2 - Financial Statement Restatement, page F-5

19. We note the interim period as of and for the three months ended January 31, 2024 presents additional adjustments that were not reflected as corrections during the fiscal year ended October 31, 2024 starting on page F-23. We refer you to adjustments to
       Property and equipment, net, Long-term asset, net, Right-of-use asset, and Lease liability. Please provide a description of the nature of these errors. See ASC 250-10-
       50-7.
Note 3 - Summary of Significant Accounting Policies, page F-8

20.    Please provide disclosure regarding segments, as required by ASC
280-10-50 and
       Accounting Standards Update No. 2023-07.
Report of Independent Registered Public Accounting Firm, page F-18

21. Please have your auditor remove the language in the second paragraph under Basis for
       Opinion which states    and auditing standards generally accepted in the
United States.
       Please refer to PCAOB Auditing Standard 3101.
General

22. You disclose that you are offering for sale a maximum of 50,000,000 shares of your common stock at a fixed price of $0.50-1.00 per share (to be fixed by post-
       qualification supplement). To the extent you include a bona fide range and intend to
 May 23, 2025
Page 5

       include a fixed price after qualification pursuant to Rule 253(b), please revise to clarify when the fixed price for the offering will be established. Refer to Rule 253(c)
       and 253(g)(1).
23. The subscription agreement filed as Exhibit 4.1 includes the following disclaimer: "In making an investment decision, investors must rely on their own examinations of the
       Company and the terms of the offering to which this Subscription Agreement relates, including the merits and risks involved. Each prospective investor should consult such
       investor   s own counsel, accountants and other professional advisors as to investment,
       legal, tax and other related matters concerning such investor   s
proposed investment in
       the Company." Note that it is not appropriate to state or imply that investors cannot rely on the disclosure in the Offering Circular or Subscription Agreement. Please
       revise or remove this disclaimer.
24. We note your disclosure regarding the selling shareholders. We are considering the disclosure and may have further comment. We will advise you once we have completed our consideration of this issue.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A,
Rule 257 of Regulation A requires you to file periodic and current reports, including a Form
1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        Please contact Brian McAllister at 202-551-3341 or Kimberly Calder at 202-551-3701
if you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar at 202-551-3844 or Karina Dorin at 202-551-3763
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:   Eric Newlan